MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Focus Ventures Ltd. (the “Company” or “Focus”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

March 26, 2015

ITEM 3:

NEWS RELEASE

March 30, 2015 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has completed a US$5 million loan facility from lenders led by Sprott Resource Lending Partnership and the purchase of an outright 70% interest in Juan Paulo Quay S.A.C., the title holder of the Bayovar 12 concession, for US$4 million.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has completed a US$5 million loan facility from lenders (the “Lenders”) led by Sprott Resource Lending Partnership and the purchase of an outright 70% interest in Juan Paulo Quay S.A.C., the title holder of the Bayovar 12 concession, for US$4 million.

As part consideration for the loan facility, the Company has issued a total of 1,018,554 common shares at a deemed price of CDN$0.215 per share to the Lenders.  These shares have a resale restriction which expires on July 27, 2015.

The securities referred to in this report have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of such Act.  This report shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities.  Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the Company and management, as well as financial statements.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

David Cass, President

Telephone: 604-688-5288

ITEM 9:

DATE OF REPORT

March 26, 2015